CONTINENTAL PRECIOUS MINERALS INC.
360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6

Tel: (416) 361-0737
Fax: (416) 361-0923

08004503

2008 AUG 26 P 2:44

August 18, 2008

Exemption No. 82-3358

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U. S. A. 20549

SUPPL

PROCESSED
AUG 28 2008
THOMSON REUTERS

Attention: Office of Applications and Report Services

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of its Annual and Special Meeting of Shareholders, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

Per: Shaun A. Drake

SAD/cd

Encl.

EQUITY
TRANSFER & TRUST COMPANY

Steven Nguyen
Account Manager, Client Services
Telephone: 416.361.0930 ext.252
snguyen@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

August 18, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: CONTINENTAL PRECIOUS MINERALS INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual & Special* Meeting of Shareholders for CONTINENTAL PRECIOUS MINERALS INC.

1.	ISIN: CUSIP:	CA2119061026 211906102
2.	Date Fixed for the Meeting:	October 20, 2008
3.	Record Date for Notice:	September 12, 2008
4.	Record Date for Voting:	September 12, 2008
5.	Beneficial Ownership Determination Date:	September 12, 2008
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

Per:

Sarah Mikos
Administrator, Client Services

END